

June 3, 2021

Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas , NV 89169

> **Re: Boyd Gaming Corporation**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Tony McDuffie